Stevens & Lee
Lawyers & Consultants
620 Freedom Business Center
Suite 200
P. O. Box 62330
King of Prussia, PA 19406
(610) 205-6000 Fax (610) 337-4374
www.stevenslee.com
October 8, 2008
VIA EDGAR
Mr. Frank Wyman
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-6010
Phone: (202) 551-3660
Fax: (202) 772-9217

Re:	Mercer Insurance Group, Inc.
Form 10-K for Fiscal year Ended December 31, 2007
Form 10-Q for Quarter Ended June 30, 2008
File No. 333-150358
Dear Mr. Wyman:
     On behalf of Mercer Insurance Group, Inc. (the “Company”), we are writing to inform you that the Company is in receipt of your letter dated October 2, 2008, which set forth comments to the Company’s above referenced filings. The Company intends to provide a response to your letter on or before November 7, 2008.
     If you have any questions with respect to the foregoing, please do not hesitate to contact me at (610) 205-6029.

Very truly yours, STEVENS & LEE
/s/ John D. Talbot
John D. Talbot

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